CANADIAN
WESTERN BANK

082-04478

SUPPL

RECEIVED
2007 SEP 18 A 10:45

September 6, 2007

07026726

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest release from Canadian Western Bank dated September 6, 2007 for filing as required by Rule 12g3-2(b):

- "CWB Reports Record Quarterly Earnings and Revenues".

Yours truly,
CANADIAN WESTERN BANK

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Carolyn Graham, CA
Vice President and Chief Accountant

Enclosure

Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta T5J 3X6 Tel: 780.423.8888 Fax: 780.423.8897 www.cwbank.com

Think Western

RECEIVED

CANADIAN WESTERN BANK 2007 SEP 18 A 10:45 **NEWS RELEASE**

Think Western®

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CWB Reports Record Quarterly Earnings and Revenues
8% quarterly loan growth
17.1% return on equity

Edmonton, September 6, 2007 – Canadian Western Bank (CWB on TSX) today announced record quarterly earnings and revenues (teb) in its 77th consecutive profitable quarter, a period spanning more than 19 years. Third quarter net income of $24.0 million and diluted earnings per share of $0.37 were up 36% and 32% respectively over last year. Strong quarterly earnings were driven by excellent loan growth of 8% in the quarter and 30% over the past twelve months. Year-to-date net income of $66.7 million and diluted earnings per share of $1.04 were up 31% and 30% respectively over the same period in 2006.

Third Quarter Highlights:
(three months ended July 31, 2007 compared with three months ended July 31, 2006 unless otherwise noted)

- Record net income of $24.0 million, up 36%.
- Diluted earnings per share of $0.37, up 32%.
- Loan growth of 8% in the quarter and 30% over the past twelve months.
- Record total revenues (teb[1]) of $70.7 million, up 24%.
- Return on equity of 17.1%, up 290 basis points.
- Efficiency ratio (teb) of 43.6%, an improvement of 200 basis points.
- Total loans surpassed $7.0 billion.
- Trust assets under administration surpassed $4.0 billion.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

The Board of Directors today declared a quarterly dividend of $0.09 per common share, payable on October 4, 2007 to shareholders of record on September 20, 2007. This quarterly dividend is unchanged from the previous quarter and is 29% higher than the quarterly dividend declared one year ago.

"The Bank's loan growth continued to surpass our expectations and we're now in the final stretch to exceed all of our annual performance targets," said Larry Pollock, President and CEO. "Overall economic conditions in our markets remain strong, with high levels of activity despite relative softness in the forestry and natural gas markets. Our loan portfolio reflects an ongoing focus on quality with very low non-performing assets or losses," added Pollock.

Both operating segments performed well in the quarter. Excellent loan growth and strong other income drove quarterly banking and trust net income to a record $21.8 million. The earnings contribution from insurance operations increased 16% over the same quarter last year to $2.2 million.

"Recent events in financial markets have had an insignificant impact on our operations. At CWB, it's business as usual. Depending on how things unfold, these events may actually provide some exciting new growth opportunities for our Bank," said Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2007	April 30 2007	July 31 2006	Change from July 31 2006	For the nine months ended July 31 2007	July 31 2006	Change from July 31 2006
Results of Operations							
Net interest income (teb - see below)	**$ 54,888**	$ 50,567	$ 42,942	28 %	**$ 154,664**	$ 122,714	26 %
Less teb adjustment	**1,423**	1,327	1,039	37	**3,914**	2,884	36
Net interest income per financial statements	**53,465**	49,240	41,903	28	**150,750**	119,830	26
Other income	**15,777**	16,237	13,942	13	**44,457**	39,491	13
Total revenues (teb)	**70,665**	66,804	56,884	24	**199,121**	162,205	23
Total revenues	**69,242**	65,477	55,845	24	**195,207**	159,321	23
Net income	**24,033**	22,219	17,693	36	**66,710**	50,798	31
Earnings per common share							
Basic	**0.39**	0.36	0.29	34	**1.07**	0.83	29
Diluted	**0.37**	0.35	0.28	32	**1.04**	0.80	30
Return on shareholders' equity[1]	**17.1%**	16.8%	14.2 %	290 bp[2]	**16.5%**	14.2%	230 bp
Return on assets[3]	**1.14**	1.17	1.06	3	**1.13**	1.09	4
Efficiency ratio[4] (teb)	**43.6**	45.1	45.6	(200)	**44.8**	46.4	(160)
Efficiency ratio	**44.5**	46.1	46.5	(200)	**45.7**	47.2	(150)
Net interest margin (teb)	**2.59**	2.65	2.58	1	**2.63**	2.63	-
Net interest margin	**2.53**	2.58	2.52	1	**2.56**	2.57	(1)
Provision for credit losses as a percentage of average loans	**0.15**	0.16	0.19	(4)	**0.16**	0.20	(4)
Per Common Share							
Cash dividends[5]	**$ 0.09**	$ 0.08	$ 0.06	50 %	**$ 0.25**	$ 0.18	39 %
Book value	**9.05**	8.82	8.12	11	**9.05**	8.12	11
Closing market value	**27.87**	23.89	22.74	23	**27.87**	22.74	23
Common shares outstanding (thousands)	**62,549**	62,295	61,694	1	**62,549**	61,694	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 8,881,114**	$ 8,021,542	$ 6,871,121	29 %			
Loans	**7,090,632**	6,567,598	5,466,969	30			
Deposits	**7,656,542**	6,798,483	5,944,676	29			
Subordinated debentures	**390,000**	393,126	198,126	97			
Shareholders' equity	**565,887**	549,704	500,925	13			
Assets under administration	**4,049,310**	3,874,228	3,192,116	27			
Capital Adequacy							
Tangible common equity to risk-weighted assets[6]	**7.6%**	8.0%	8.7 %	(110)bp			
Tier 1 ratio[7]	**9.0**	9.4	8.7	(40)			
Total ratio[7]	**13.6**	14.2	12.3	130			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp - basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.
(6) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Superintendent of Financial Institutions Canada (OSFI).
(7) Tier 1 and Total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) is pleased to report very strong financial performance in its 77th consecutive profitable quarter. Excellent loan growth of 8% in the quarter and 30% over the past twelve months led to record quarterly results for both net income and total revenues (teb). Consolidated third quarter net income and diluted earnings per share were up 36% and 32% respectively over last year on 24% growth in total revenues (teb) and a lower effective tax rate. On a year-to-date basis, net income and diluted earnings per share were up 31% and 30% respectively over the same period in 2006.

Consolidated net income was up 8% over last quarter due to a 12% higher contribution from banking and trust operations including three more revenue-earning days. Diluted earnings per share increased 6%.

Third quarter return on equity was up 290 basis points over the same period last year to 17.1%. On a year-to-date basis, return on equity improved 230 basis points to 16.5%.

Given recent market events, it bears stating that the Bank continues to maintain a strong discipline in managing both its lending and investment portfolios. CWB has no direct exposure to the troubled non-bank asset backed commercial paper market, collateralized debt obligations or United States subprime mortgages. All assets are retained on the Bank's balance sheet with no use of securitization. CWB's funding primarily comes from raising traditional bank deposits through its branch operations and deposit broker network.

In August 2007, the Bank received affirmation from taxation authorities of certain prior period transactions that will result in the fourth quarter recognition of a $3.5 million reduction to income tax expense and, net of an associated non-interest expense, a $2.9 million increase in net income.

Share Price Performance

CWB shares ended the third quarter at $27.87, up from $22.74 one year ago. Including reinvested dividends, the total return to shareholders over the twelve-month period ended July 31, 2007 was 24%.

Dividends

On September 6, 2007, CWB's Board of Directors declared a cash dividend of $0.09 per common share, payable on October 4, 2007 to shareholders of record on September 20, 2007. This quarterly dividend is unchanged from the previous quarterly dividend and 29% higher than the quarterly dividend declared one year ago.

Loan Growth

The Bank's organic loan growth of 8% in the quarter and 30% over the past year reflects continued strong business activity throughout Western Canada. As in previous quarters, Alberta and British Columbia (BC) were the primary areas of growth. Each lending division made a significant contribution to growth in the quarter with the largest increases coming from the real estate and general commercial sectors. Year-to-date loan growth of 23% is well ahead of our 14% annual target and reflects strong double-digit growth across all lending areas. New deal flow remains healthy and barring unanticipated economic impacts related to recent market events, we expect continued strong performance.

Our alternative mortgage business, Optimum Mortgage (Optimum), continued to show excellent results. This portfolio, which now comprises approximately 5% of total loans, grew 14% in the quarter and 55% year-to-date. Optimum loans are all conventional residential first mortgages having an underwritten loan-to-value ratio of less than 75%. Mortgage principals are amortized over 25 years or less and the vast majority carry a fixed interest rate. Optimum provides diversification as well as an excellent return on the Bank's capital and we remain comfortable with its overall risk profile.

Credit Quality

Credit quality remained strong due to a combination of favourable economic conditions and disciplined credit underwriting. Although we have noted a slowdown in certain lending areas related to the forestry and natural gas markets, we do not believe this will have any material impact on the overall quality of our loan portfolio. The charge for credit losses was consistent with prior periods and we remain well positioned to manage a future turn in the credit cycle should one occur.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company (CWT) continued to show very strong growth increasing 11% in the quarter and 29% over the past year. The demand and notice component within branch-raised deposits was up 8% in the quarter and 33% over July 31, 2006. Our success in growing additional sources of lower cost branch-raised deposits will continue to support net interest margin and mitigate the impact of the flat yield curve and competitive pressures in our markets.

Net Interest Margin

Net interest margin (teb) in the quarter was 2.59%, six basis points lower than the previous quarter and up one basis point from the same period last year. The decline in margin from the previous quarter mainly resulted from higher interest expense and liquidity levels related to the issue of subordinated debentures in March 2007.

Trust Services

Trust services achieved a new milestone in the third quarter with trust assets under administration surpassing $4.0 billion. These assets have more than doubled in three years and reflect the ongoing success and support of our growing customer base. Trust services are an integral part of our growth and diversification strategy and we expect continued strong performance from both Canadian Western Trust and Valiant Trust Company as we move forward.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct), reported third quarter net income of $2.2 million, a 16% increase over the same quarter last year. Quarterly earnings reflect higher investment income and solid growth in our home and Alberta auto products. Auto policy sales in BC continued to be impacted by the pricing strategy of the Insurance Corporation of British Columbia. Year-to-date net income was 4% higher than last year, as higher investment income and favorable results from the Alberta risk sharing pools offset the claims impact of unusually severe weather in the first quarter. Canadian Direct continues to develop its Internet and broker distribution platforms. Overall, we remain optimistic about opportunities to grow this business.

Outlook

The Bank's excellent third quarter results continued to exceed our expectations. We have significantly surpassed our annual loan growth target through the first nine months and expect to exceed all of our other annual growth targets by a substantial margin. Economic conditions across Western Canada continue to be robust and new deal flow remains healthy. Our conservative balance sheet and ongoing focus on high quality assets has the Bank well positioned to manage future credit and market-related events. Although sustained capital market uncertainty will present challenges for the financial sector, it may also provide CWB with exciting new growth opportunities. Continued execution of our strategic focus on people, infrastructure, process and business enhancement will remain key to extending CWB's long history of success.

We look forward to reporting our fourth quarter and fiscal 2007 results on December 6, 2007.

Q3 Results Conference Call

CWB's third quarter results conference call is scheduled for Thursday, September 6, 2007 at **3:30 p.m. ET (1:30 p.m. MT)**. The Bank's executives will comment on the third quarter results and respond to questions from analysts and institutional investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3431 or toll-free 1-800-732-6179. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until September 20, 2007 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21217980, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 34 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of $8.9 billion and assets under administration of over $4.0 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2007, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2006, available on SEDAR at www.sedar.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2006 remain substantially unchanged.

Overview

Canadian Western Bank (CWB or the Bank) posted record quarterly earnings led by excellent loan growth and solid contributions from both operating segments. Consolidated net income of $24.0 million, or $0.37 per diluted share ($0.39 basic), increased 36% and 32% respectively over the same quarter last year. Net income from banking and trust operations of $21.8 million was up 38% over the previous year while the contribution from Canadian Direct Insurance Incorporated (Canadian Direct) increased 16% to $2.2 million. These results also reflect a higher effective tax rate in the third quarter last year.

Record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), of $70.7 million were up 24% over the same quarter last year driven by very strong growth in net interest income and a 13% ($1.8 million) increase in other income. Quarterly net interest income (teb) was up 28% ($11.9 million) over the previous year benefiting from 30% loan growth.

Net income was up 8% over the previous quarter reflecting 8% loan growth and three additional revenue-earning days this quarter, partially offset by lower income from insurance operations. Year-to-date net income of $66.7 million increased 31% over the previous year while diluted earnings per share was up 30% to $1.04 ($1.07 basic).

Third quarter return on equity of 17.1% was 290 basis points better than last year. Year-to-date return on equity increased 230 basis points to 16.5%. In addition to very strong earnings growth, continued improvements in return on equity are attributed to the Bank's less-dilutive regulatory capital structure and greater contributions from less capital-intensive businesses. Increased efficiencies related to economies of scale also had a positive impact. Return on assets in the third quarter was 1.14%, compared to 1.06% last year. Year-to-date return on assets of 1.13% represented a four basis point improvement over the same period in 2006.

Total Revenues (teb)

Total revenues (teb), which are comprised of net interest income and other income, were $70.7 million in the quarter representing a 24% increase over the same period last year. Total revenues were up 6% over the second quarter reflecting robust asset growth and three additional revenue-earning days, partially offset by higher claims experience. Year-to-date, total revenues (teb) were $199.1 million, up 23% over the first nine months in 2006.

Net Interest Income (teb)

Net interest income (teb) was up 28% ($11.9 million) over the third quarter last year to $54.9 million reflecting 27% growth in average interest-earning assets. Year-to-date net interest income (teb) of $154.7 million was 26% ($32.0 million) higher than 2006. Third quarter net interest margin (teb) increased one basis point over last year to 2.59%. Net interest margin (teb) year-to-date was unchanged from 2006 at 2.63%.

Net interest income (teb) increased 9% ($4.3 million) over the previous quarter driven by a 7% increase in average interest-earning assets and three additional revenue-earning days. Net interest margin (teb) was six basis points lower than the previous quarter primarily reflecting increased interest expense and liquidity levels related to the issue of subordinated debentures in March 2007.

Note 12 to the unaudited interim financial statements provides a summary of the Bank's exposure to interest rate risk as at July 31, 2007. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 1.44%. This compares to April 30, 2007,

when a one-percentage point increase in all interest rates would have increased net interest income by approximately 1.35%. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $15.8 million was 13% ($1.8 million) higher than the same quarter last year mainly due to a 24% ($1.2 million) increase in credit related fee income. Income from trust and retail banking services also continued to perform well with contributions up 12% ($0.3 million) and 11% ($0.2 million) respectively. Net insurance revenues were relatively unchanged from the same quarter last year reflecting consistent claims loss and expense ratios of 64% and 28% respectively.

Other income was down 3% ($0.5 million) in comparison to the previous quarter reflecting a 19% ($1.0 million) decline in net insurance revenues impacted by higher claims experience and a $0.8 million lower before-tax contribution from the Alberta auto risk sharing pools. Lower net insurance revenues were largely offset by increases in credit related and trust services fee income of 14% ($0.8 million) and 8% ($0.2 million) respectively.

On a year-to-date basis, other income was up 13% ($5.0 million) to $44.5 million resulting from strong increases in credit related, trust services and retail fees, partially offset by a $0.7 million decline in net insurance revenues. Lower year-to-date net insurance revenues reflect unusually high frequency and severity of claims in the BC home product line related to severe weather in the first quarter.

Credit Quality

Credit quality remained strong and the quarterly provision for credit losses of $2.6 million was unchanged from both the previous quarter and one year ago. The provision for credit losses measured as a percentage of average loans was 15 basis points, compared to 16 basis points in the previous quarter and 19 basis points last year. Lower quarterly provisions measured as a percentage of average loans were entirely due to robust loan growth.

Gross impaired loans at July 31, 2007 were $15.1 million, compared with $10.7 million last quarter and $8.6 million one year ago. The amount of gross impaired loans remains low and the dollar level is expected to fluctuate over time within the Bank's acceptable range as loans become impaired and are subsequently resolved.

The total allowance for credit losses (general and specific) represented 402% of gross impaired loans at the end of the third quarter, compared to 545% last quarter and 596% one year ago. The general allowance as a percentage of risk-weighted loans was 81 basis points, compared to 85 basis points in the previous quarter and 88 basis points a year earlier.

Non-interest Expenses

Non-interest expenses were $30.8 million, up 19% ($4.9 million) over the same quarter last year and 2% ($0.7 million) over the previous quarter. Year-to-date, non-interest expenses were up 19% ($14.0 million) over last year. Higher third quarter non-interest expenses mainly reflect increased staff complement and premises to manage business growth. Non-interest expenses year-to-date reflect the increases noted above as well as annual salary increments and higher stock-based compensation charges.

Growth in revenues continued to outpace higher non-interest expenses and the efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), improved 200 basis points from the same quarter last year to 43.6%. In comparison to the previous quarter, the efficiency ratio (teb) improved 150 basis points due to very strong operating performance and three additional days. The year-to-date efficiency ratio (teb) of 44.8% represents a 160 basis point improvement over last year and is 120 basis points better than the fiscal 2007 target of 46.0%.

Income Taxes

The income tax rate (teb) for the first nine months of 2007 was 34.8%, down from 36.0% in the same period last year. The year-to-date tax rate before the teb adjustment decreased to 32.2% compared to

33.6% in 2006. Lower tax rates reflect reductions in corporate income tax rates in Alberta, Saskatchewan and Manitoba, partially offset by the impact of increased non-deductible charges for stock-based compensation. Net income in the third quarter 2006 was negatively impacted by a $1.2 million tax expense related to the write-down of future tax assets due to enacted reductions to federal and provincial income tax rates.

Subsequent to quarter-end, the Bank received affirmation from taxation authorities of certain prior period transactions. This will result in the fourth quarter recognition of a $3.5 million income tax reduction and an associated non-interest expense of $0.6 million (net of income taxes of $0.3 million). The $2.9 million increase in net income represents diluted earnings per share of approximately $0.04.

Balance Sheet

Total assets at July 31, 2007 were $8,881 million reflecting growth of 11% ($860 million) in the quarter and 29% ($2,010 million) over the past year.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,633 million at July 31, 2007, compared to $1,301 million last quarter and $1,256 million one year ago.

As a result of new accounting standards for financial instruments (refer to Note 2 to the unaudited interim consolidated financial statements), commencing November 1, 2006 all of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value with changes in value recognized in other comprehensive income. The unrealized loss recorded on the balance sheet at July 31, 2007 was $13.3 million, compared to $7.2 million last quarter. The value of unrealized and unrecorded losses as at July 31, 2006 was $4.2 million. The cash and securities portfolio is comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. Recent market events have had an insignificant impact on operations, as the Bank has no direct exposure to any troubled non-bank sponsored asset backed commercial paper, collateralized debt obligations or United States subprime lending.

Loans

Total loans increased 8% ($523 million) in the quarter, 23% ($1,309 million) year-to-date and 30% ($1,624 million) in the past year to $7,091 million at July 31, 2007. Quarterly loan growth reflects very strong deal flow across Alberta and BC. Each lending division continued to show strong performance with the largest gains coming from the real estate and general commercial sectors. Personal loans and mortgages increased 9% ($83 million) reflecting a second consecutive quarter of 14% loan growth in Optimum Mortgage. On a year to date basis, percentage growth has been reasonably balanced with all lending areas exceeding expectations. New deal flow remains healthy, although recent events have instilled increased caution in financial and credit markets. Strong loan growth is expected to continue, but likely at more sustainable double-digit levels than have recently been achieved.

Deposits

Growth in total branch deposits remained strong, increasing 11% in the quarter and 29% in the past year. Lower cost demand and notice deposits increased 8% in the quarter and 33% over the past twelve months. A significant portion of the year-over-year growth in total branch deposits reflects larger commercial and wholesale balances that can be subject to greater fluctuation. Achieving continued growth in core demand and notice deposits remains a priority as success in this area supports net interest margin and reduces the requirement for more costly funding sources.

Total deposits at July 31, 2007 were $7,657 million, an increase of 13% ($858 million) in the quarter and 29% ($1,712 million) over the past year. Total branch deposits measured as a percentage of total deposits remained unchanged from the previous quarter at 67%, compared to 66% one year ago. Demand and notice deposits measured as a percentage of total deposits remained consistent with the previous quarter at 27%, up from 26% in the same quarter last year.

Other Assets and Other Liabilities

Other assets at July 31, 2007 totaled $157 million, compared to $153 million last quarter and $148 million one year ago. Other liabilities at quarter end were $269 million, compared to $280 million the previous quarter and $227 million in the same quarter last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,049 million at the end of the third quarter, compared to $3,874 million last quarter and $3,192 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), the non-consolidated variable interest entity and, prior to the first quarter of fiscal 2007, derivative financial instruments which are primarily interest rate swaps used to manage sensitivity to interest rate changes. For additional information regarding other off-balance sheet items refer to Notes 14, 21 and 26 to the audited consolidated financial statements on pages 57, 63 and 67 respectively in the Bank's 2006 Annual Report.

With the November 1, 2006 adoption of new accounting policies for financial instruments, all derivative financial instruments are recorded on the balance sheet at fair value, with changes in fair value reported in other comprehensive income for the effective portion of cash flow hedges and other income for all other derivatives. Refer to Notes 2 and 6 to the July 31, 2007 unaudited interim consolidated financial statements for further details.

Capital Management

CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 13.6% at the end of the third quarter compared to 14.2% last quarter and 12.3% one year ago. The Tier 1 ratio at July 31, 2007 was 9.0% compared to 9.4% in the previous quarter and 8.7% last year. Improved capital adequacy ratios in the last twelve months reflect the placement of subordinated debentures in the second quarter of 2007 and innovative Tier 1 capital in the fourth quarter of 2006. The lower Tier 1 ratio compared to the previous quarter reflects the Bank's robust asset growth. The Bank's capital management objectives are to maintain a strong and efficient capital structure to support continued high quality asset growth and improve return on equity.

Book value per common share at July 31, 2007 was $9.05 compared to $8.82 last quarter and $8.12 one year ago.

Common shareholders received a quarterly cash dividend of $0.09 per common share on July 5, 2007. On September 6, 2007, the Board of Directors declared a quarterly cash dividend of $0.09 per common share payable on October 4, 2007 to shareholders of record on September 20, 2007. This quarterly dividend is 29% higher than the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2006 audited consolidated financial statements. Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments - Disclosure and Presentation. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity where certain unrealized gains and losses are reported until realization. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Updated Share Information

As at August 31, 2007, there were 62,560,272 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,281,150 common shares for maximum proceeds of $86.7 million.

Summary of Quarterly Financial Information

	2007			2006				2005
($ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	$ 70,665	$ 66,804	$ 61,652	$ 59,565	$ 56,884	$ 53,011	$ 52,310	$ 48,954
Total revenues	69,242	65,477	60,488	58,731	55,845	52,038	51,438	47,618
Net income	24,033	22,219	20,458	21,209	17,693	16,667	16,438	14,814
Earnings per common share								
Basic	0.39	0.36	0.33	0.34	0.29	0.27	0.27	0.24
Diluted	0.37	0.35	0.32	0.33	0.28	0.26	0.26	0.23
Total assets ($ millions)	8,881	8,022	7,565	7,268	6,871	6,476	6,021	5,705

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Canadian Direct's operating results, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Canadian Direct's mandatory participation in the Alberta auto risk sharing pools (the Pools) can also result in unpredictable quarterly fluctuations.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2006 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 13 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company.

Record banking and trust earnings of $21.8 million were up 38% ($6.0 million) over the same quarter last year driven by excellent 30% loan growth, strong increases in credit related and trust services fees and a lower effective tax rate. Third quarter total revenues (teb) were up 26% over the previous year reflecting 27% ($11.5 million) growth in net interest income (teb) and an 18% ($1.8 million) increase in other income. Growth in total revenues (teb) continued to exceed the 21% year-over-year increase in non-interest expenses leading to a further improvement in the Bank's efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues. The quarterly efficiency ratio (teb) improved 170 basis points over the same quarter last year to a benchmark 44.0%.

In comparison to the previous quarter, banking and trust earnings increased 12% ($2.3 million) reflecting 8% quarterly loan growth and three additional revenue-earning days, partially offset by a 2% ($0.7 million) increase in non-interest expenses and a slightly higher effective tax rate (teb). The combination of very strong revenue growth and three additional days led to a 220 basis point improvement in the quarterly efficiency ratio (teb). Net interest margin (teb) was down 7 basis points from the previous quarter primarily due to higher interest costs and liquidity related to the issue of subordinated debentures in March 2007. Other income was up 5% ($0.5 million) reflecting increased credit related and trust services fee income of 14% ($0.8 million) and 8% ($0.3 million) respectively, partially offset by lower retail services fees and gains on the sale of securities.

Year-to-date, banking and trust net income of $61.6 million was up 34% ($15.7 million) over the same period in 2006 reflecting 30% loan growth and a 20% increase in other income, partially offset by a one basis point decrease in net interest margin (teb). Other income year-to-date benefited from strong growth in credit related and trust services fee income of 23% ($3.3 million) and 15% ($1.2 million) respectively, as well as a 16% ($0.8 million) increase in retail fee income.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	**July 31 2007**	April 30 2007	July 31 2006	July 31 2006	**July 31 2007**	July 31 2006	July 31 2006
Net interest income (teb)	$ **53,533**	$ 49,523	$ 42,071	27 %	$ **151,204**	$ 120,278	26 %
Other income	**11,685**	11,175	9,889	18	**34,054**	28,339	20
Total revenues (teb)	**65,218**	60,698	51,960	26	**185,258**	148,617	25
Provision for credit losses	**2,550**	2,550	2,550	-	**7,650**	7,650	-
Non-interest expenses	**28,688**	28,020	23,746	21	**82,995**	69,100	20
Provision for income taxes (teb)	**12,164**	10,571	9,888	23	**33,053**	23,036	27
Net income	$ **21,816**	$ 19,557	$ 15,776	38 %	$ **61,560**	$ 45,831	34 %
Efficiency ratio (teb)	**44.0 %**	46.2 %	45.7 %	(170) bp	**44.8 %**	46.5 %	(170) bp
Efficiency ratio	**44.9**	47.1	46.6	(170)	**45.7**	47.4	(170)
Net interest margin (teb)	**2.58**	2.65	2.58	1	**2.63**	2.64	(1)
Net interest margin	**2.52**	2.59	2.52	1	**2.56**	2.58	(2)
Average loans (millions)	$ **6,774**	$ 6,358	$ 5,249	29 %	$ **6,361**	$ 4,987	28 %
Average assets (millions)	**8,227**	7,654	6,459	27	**7,700**	6,092	26

bp - basis points.
teb - taxable equivalent basis, see definition following Financial Highlights table.
(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment consists of the operations of CWB's wholly owned subsidiary Canadian Direct Insurance Incorporated (Canadian Direct), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported third quarter net income of $2.2 million, a 16% increase over the same period last year. Net income reflects 13% growth in net earned premiums from the elimination of quota share reinsurance in November 2006 as well as continued policy growth and good customer retention. Net interest income increased $0.5 million largely reflecting an 18% year-over-year increase in Canadian Direct's average interest-earning assets. The quarterly claims loss and expense ratios remained unchanged from one year ago at 64% and 28% respectively. Ongoing competitive pricing pressures from the Insurance Corporation of British Columbia in the BC auto product line continued to result in lower average premiums and slower policy sales in that line of business. Growth and customer retention in other lines of business remained solid, particularly in the Alberta auto product line.

Net income was $0.4 million lower than the previous quarter reflecting higher claims experience and a before-tax loss from the Alberta auto risk sharing pools (the Pools). Weather-related events in the third quarter resulted in higher frequency and severity of claims in the Alberta home product line, while the BC home product line experienced higher severity. The Pools' results were affected by changes in assumptions in claims reserving resulting from an updated review by the Pools' consulting actuary. Year-to-date net income of $5.2 million was up 4% over the same period last year despite an increased claims loss ratio. Improved net interest income, good cost control and pre-tax earnings from the Pools offset unusually high frequency and severity of claims due to severe BC storm activity in the first quarter.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	**July 31 2007**	April 30 2007	July 31 2006	July 31 2006	**July 31 2007**	July 31 2006	July 31 2006
Net interest income (teb)	$ **1,355**	$ 1,044	$ 871	56 %	$ **3,460**	$ 2,436	42 %
Other income (net)							
Net earned premiums	**24,988**	22,626	22,086	13	**70,742**	60,965	16
Commissions and processing fees	**733**	669	1,261	(42)	**2,008**	3,499	(43)
Net claims and adjustment expenses	**(16,097)**	(13,222)	(14,179)	14	**(47,495)**	(39,732)	20
Policy acquisition costs	**(5,531)**	(5,024)	(5,122)	8	**(14,911)**	(13,681)	9
Insurance revenue (net)	**4,093**	5,049	4,046	1	**10,344**	11,051	(6)
Gains (losses) on sale of securities	**(1)**	13	7	nm	**59**	101	(42)
Total revenues (net) (teb)	**5,447**	6,106	4,924	11	**13,863**	13,588	2
Non-interest expenses	**2,139**	2,132	2,192	(2)	**6,177**	6,119	1
Provision for income taxes (teb)	**1,091**	1,312	815	34	**2,536**	2,502	1
Net income	$ **2,217**	$ 2,662	$ 1,917	16 %	$ **5,150**	$ 4,967	4 %
Policies outstanding (#)	**163,875**	162,207	156,305	5	**163,875**	156,305	5
Gross written premiums	$ **29,992**	$ 26,506	$ 29,301	3	$ **77,743**	$ 74,066	5
Claims loss ratio[1]	**64 %**	58 %	64 %	- bp	**67 %**	65 %	200 bp
Expense ratio[2]	**28**	29	28	-	**27**	27	-
Combined ratio[3]	**92**	87	92	-	**94**	92	200
Alberta auto risk sharing pools							
Impact on net income before tax	$ **(101)**	$ 672	$ (261)	(61)	$ **721**	$ (596)	nm
Average total assets (millions)	**166**	160	149	11	**161**	143	13

bp - basis points.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2007 Targets

The performance targets established for the 2007 fiscal year are presented in the table below together with CWB's actual performance to date.

	2007 Target	**2007 YTD Performance** [1]
Net income growth	20%	**31%**
Total revenue (teb) growth	15%	**23%**
Loan growth	14%	**30%**
Provision for credit losses as a percentage of average loans	0.20% or less	**0.16%**
Efficiency ratio (teb)	46%	**44.8%**
Return on equity	15%	**16.5%**
Return on assets	1.10%	**1.13%**

(1) 2007 YTD Performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

CWB continued to surpass all of its annual performance targets and expects to close the year exceeding each of these measures by a considerable margin. Year-to-date growth in loans, net income and total revenues (teb) is well above the Bank's respective annual targets. Disciplined cost management has contributed to an improved efficiency ratio. Increased economies of scale should provide additional efficiencies and support further infrastructure expansion. Excellent earnings growth coupled with a more efficient capital structure have resulted in significant increases in return on equity and reflect the success of ongoing strategies to enhance shareholder returns.

Western Canada's strong economies are supporting an ongoing stream of high quality lending opportunities. The outlook is for continued strong loan growth, although it is expected to return to more sustainable double-digit levels over the near future. The credit environment is being monitored closely for signs of a shift in economic fundamentals and possible repercussions from recent market volatility. CWB also remains opportunistic about the potential for new accretive growth opportunities including those that may result from these market events. The Bank's conservative credit practices have it well positioned to manage a future turn in the credit cycle should one occur.

Management continues to develop and refine strategies to enhance operations within both business segments and the overall outlook remains excellent. CWB's success will be driven by an ongoing strategic focus on people, combined with continuing infrastructure and process improvements.

This management's discussion and analysis is dated September 6, 2007.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, average loans and assets, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2007	 April 30 2007	 July 31 2006	Change from July 31 2006	For the nine months ended July 31 2007	 July 31 2006	Change from July 31 2006
Interest Income							
Loans	$ 113,748	$ 102,932	$ 85,956	32 %	$ 315,823	$ 234,511	35 %
Securities	11,712	10,128	8,448	39	31,894	21,705	47
Deposits with regulated financial institutions	3,618	2,999	3,106	16	9,672	7,547	28
	129,078	116,059	97,510	32	357,389	263,763	35
Interest Expense							
Deposits	70,124	62,842	52,718	33	194,284	135,571	43
Subordinated debentures	5,489	3,977	2,889	90	12,355	8,362	48
	75,613	66,819	55,607	36	206,639	143,933	44
Net Interest Income	53,465	49,240	41,903	28	150,750	119,830	26
Provision for Credit Losses	2,550	2,550	2,550	-	7,650	7,650	-
Net Interest Income after Provision for Credit Losses	50,915	46,690	39,353	29	143,100	112,180	28
Other Income							
Credit related	6,277	5,513	5,060	24	17,477	14,219	23
Insurance, net (Note 3)	4,093	5,049	4,046	1	10,344	11,051	(6)
Trust services	3,132	2,896	2,803	12	9,210	8,022	15
Retail services	1,826	1,871	1,639	11	5,453	4,700	16
Gains (losses) on sale of securities	10	302	12	(17)	431	161	168
Foreign exchange gains	371	475	336	10	1,334	1,225	9
Other	68	131	46	48	208	113	84
	15,777	16,237	13,942	13	44,457	39,491	13
Net Interest and Other Income	66,692	62,927	53,295	25	187,557	151,671	24
Non-interest Expenses							
Salaries and employee benefits	19,466	19,054	16,586	17	56,511	47,922	18
Premises and equipment	5,167	5,071	4,328	19	14,852	12,821	16
Other expenses	5,628	5,276	4,539	24	16,013	13,064	23
Provincial capital taxes	566	751	485	17	1,796	1,412	27
	30,827	30,152	25,938	19	89,172	75,219	19
Net Income Before Provision for Income Taxes	35,865	32,775	27,357	31	98,385	76,452	29
Provision for Income Taxes	11,832	10,556	9,664	22	31,675	25,654	23
Net Income	$ 24,033	$ 22,219	$ 17,693	36 %	$ 66,710	$ 50,798	31 %
Weighted average common shares outstanding[(1)]	62,413,781	62,249,126	61,573,962	1 %	62,240,603	61,415,540	1 %
Earnings per Common Share							
Basic	$ 0.39	$ 0.36	$ 0.29	34 %	$ 1.07	$ 0.83	29 %
Diluted	0.37	0.35	0.28	32	1.04	0.80	30

(1) A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at July 31 2007	As at April 30 2007	As at October 31 2006	As at July 31 2006	Change from July 31 2006
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		**$ 10,760**	$ 68,447	$ 86,904	$ 37,018	(71)%
Interest bearing deposits with regulated financial institutions		**312,513**	234,647	350,601	365,858	(15)
Cheques and other items in transit		**729**	1,446	789	4,751	(85)
		324,002	304,540	438,294	407,627	(21)
Securities	(Note 4)					
Issued or guaranteed by Canada		**414,433**	319,668	334,379	341,094	22
Issued or guaranteed by a province or municipality		**285,559**	237,286	168,839	177,378	61
Other securities		**553,021**	439,532	382,475	329,832	68
		1,253,013	996,486	885,693	848,304	48
Securities Purchased Under Resale Agreements		**56,425**	-	9,000	-	nm
Loans						
Residential mortgages		**1,654,906**	1,606,465	1,314,988	1,212,050	37
Other loans		**5,496,505**	5,019,446	4,520,370	4,305,949	28
		7,151,411	6,625,911	5,835,358	5,517,999	30
Allowance for credit losses	(Note 5)	**(60,779)**	(58,313)	(53,521)	(51,030)	19
		7,090,632	6,567,598	5,781,837	5,466,969	30
Other						
Land, buildings and equipment		**24,443**	23,898	24,198	21,144	16
Goodwill		**6,933**	6,933	6,933	6,933	-
Intangible assets		**2,817**	2,952	3,224	3,359	(16)
Insurance related		**55,027**	52,879	57,136	55,326	(1)
Derivative related	(Note 6)	**843**	331	-	-	nm
Other assets		**66,979**	65,925	62,045	61,459	9
		157,042	152,918	153,536	148,221	6
Total Assets		**$ 8,881,114**	$ 8,021,542	$ 7,268,360	$ 6,871,121	29 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 398,885**	$ 389,179	$ 391,252	$ 352,014	13 %
Payable after notice		**1,628,043**	1,480,037	1,262,270	1,167,065	39
Payable on a fixed date		**5,524,614**	4,824,267	4,538,485	4,425,597	25
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	-	-
		7,656,542	6,798,483	6,297,007	5,944,676	29
Other						
Cheques and other items in transit		**33,379**	32,832	27,474	26,082	28
Insurance related		**124,095**	120,537	120,936	114,256	9
Derivative related	(Note 6)	**2,109**	1,532	-	-	nm
Securities purchased under reverse resale agreements		**-**	19,643	-	-	-
Other liabilities		**109,102**	105,685	105,287	87,056	25
		268,685	280,229	253,697	227,394	18
Subordinated Debentures						
Conventional	(Note 7)	**390,000**	393,126	198,126	198,126	97
Shareholders' Equity						
Retained earnings		**348,817**	330,407	297,841	280,963	24
Accumulated other comprehensive income (loss)	(Note 9)	**(9,608)**	(5,482)	-	-	nm
Capital stock		**217,589**	216,579	215,349	214,445	1
Contributed surplus		**9,089**	8,200	6,340	5,517	65
		565,887	549,704	519,530	500,925	13
Total Liabilities and Shareholders' Equity		**$ 8,881,114**	$ 8,021,542	$ 7,268,360	$ 6,871,121	29 %

nm – not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the nine months ended July 31 2007	 July 31 2006
Retained Earnings			
Balance at beginning of period		$ 297,841	$ 241,221
Transition adjustment on adoption of new accounting standards	(Note 2)	(166)	-
Net income		66,710	50,798
Dividends		(15,568)	(11,056)
Balance at end of period		348,817	280,963
Accumulated Other Comprehensive Income (Loss)	(Note 9)		
Balance at beginning of period		-	-
Transition adjustment of adoption of new accounting standards	(Note 2)	(1,494)	-
Other comprehensive income (loss) for the period		(8,114)	-
Balance at end of period		(9,608)	-
Total retained earnings and accumulated other comprehensive income		339,209	280,963
Capital Stock			
Balance at beginning of period	(Note 8)	215,349	213,098
Issued on exercise of employee stock options		1,525	1,122
Transferred from contributed surplus on exercise or exchange of options		715	225
Balance at end of period		217,589	214,445
Contributed Surplus	(Note 8)		
Balance at beginning of period		6,340	3,671
Amortization of fair value of employee stock options		3,464	2,071
Transferred to capital stock on exercise or exchange of options		(715)	(225)
Balance at end of period		9,089	5,517
Total Shareholders' Equity		$ 565,887	$ 500,925

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended July 31 2007	 April 30 2007	For the nine months ended July 31 2007
Net Income	$ 24,033	$ 22,219	$ 66,710
Other Comprehensive Income (Loss), net of tax			
Available-for-sale securities			
Losses from change in fair value	(4,085)	(3,648)	(8,837)
Reclassification to earnings for gain on sale of securities	7	204	290
	(4,078)	(3,444)	(8,547)
Derivatives designated as cash flow hedges			
Losses from change in fair value	(423)	(111)	(809)
Reclassification to net interest income	375	320	1,242
	(48)	209	433
	(4,126)	(3,235)	(8,114)
Comprehensive Income for the Period	$ 19,907	$ 18,984	$ 58,596

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended July 31 2007	 July 31 2006	For the nine months ended July 31 2007	 July 31 2006
Cash Flows from Operating Activities				
Net income	$ **24,033**	$ 17,693	$ **66,710**	$ 50,798
Adjustments to determine net cash flows				
Provision for credit losses	**2,550**	2,550	**7,650**	7,650
Depreciation and amortization	**1,584**	1,320	**4,411**	3,905
Future income taxes, net	**2,376**	(352)	**2,594**	(1,170)
Gain on sale of securities, net	**(10)**	(12)	**(431)**	(161)
Accrued interest receivable and payable, net	**(3,256)**	244	**1,604**	7,612
Current income taxes payable, net	**396**	3,494	**(287)**	(8,159)
Other items, net	**4,822**	2,655	**(2,810)**	10,509
	32,495	27,592	**79,441**	70,984
Cash Flows from Financing Activities				
Deposits, net	**858,059**	382,070	**1,365,575**	1,031,369
Debentures issued	**-**	-	**195,000**	70,000
Debenture redeemed	**(3,126)**	-	**(3,126)**	-
Common shares issued	**721**	354	**1,525**	1,122
Dividends	**(5,623)**	(3,694)	**(15,568)**	(11,056)
	850,031	378,730	**1,543,406**	1,091,435
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**(78,867)**	(66,583)	**36,455**	(153,284)
Securities, purchased	**(893,170)**	(509,954)	**(2,035,649)**	(1,499,642)
Securities, sale proceeds	**151,868**	89,448	**581,935**	561,404
Securities, matured	**482,338**	386,609	**1,080,422**	793,682
Securities purchased under resale agreements, net	**(76,068)**	42,908	**(47,425)**	36,940
Loans, net	**(525,584)**	(325,464)	**(1,316,445)**	(884,356)
Land, buildings and equipment	**(1,994)**	(1,157)	**(4,249)**	(5,066)
	(941,477)	(384,193)	**(1,704,956)**	(1,150,322)
Change in Cash and Cash Equivalents	**(58,951)**	22,129	**(82,109)**	12,097
Cash and Cash Equivalents at Beginning of Period	**37,061**	(6,442)	**60,219**	3,590
Cash and Cash Equivalents at End of Period *	$ **(21,890)**	$ 15,687	$ **(21,890)**	$ 15,687
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	$ **10,760**	$ 37,018	$ **10,760**	$ 37,018
Cheques and other items in transit (included in Cash Resources)	**729**	4,751	**729**	4,751
Cheques and other items in transit (included in Other Liabilities)	**(33,379)**	(26,082)	**(33,379)**	(26,082)
Cash and Cash Equivalents at End of Period	$ **(21,890)**	$ 15,687	$ **(21,890)**	$ 15,687

Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ **73,000**	$ 51,335	$ **197,640**	$ 130,070
Amount of income taxes paid in the period	**11,436**	6,523	**29,368**	34,983

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2006, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 as set out on pages 46 to 70 of the Bank's 2006 Annual Report.

2. Change in Accounting Policies - Financial Instruments

Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments - Disclosure and Presentation*. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity and certain unrealized gains and losses are reported in accumulated other comprehensive income (loss) until realization.

As a result of adopting these new accounting standards, certain financial assets and liabilities are measured at fair value with the remainder recorded at amortized cost. The adjustment of the previous carrying amounts to comply with the new standards has been recognized as an adjustment to either accumulated other comprehensive income (loss) or retained earnings at November 1, 2006 and prior period consolidated financial statements have not been restated. The significant components of the Bank's implementation of the standards include:

a) Cash resources, securities, securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.
b) Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges or other derivative financial instruments are reported in other income on the consolidated statement of income. Specific accounting policies under the new standards relating to equity contracts that no longer qualify for hedge accounting and embedded derivatives are further described in Note 6.
c) Loans, deposits and subordinated debentures continue to be recorded at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the value of the consideration given or received). Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Transition adjustments recorded at November 1, 2006 include:

	Gross	Income Taxes	Net
Retained Earnings			
Fair value of equity derivative contracts no longer designated as hedges	$ 593	$ (195)	$ 398
Cumulative amortization of loan portfolio premium using the effective interest method	(271)	89	(182)
Fair value of other derivatives not designated as hedges	(563)	185	(378)
Ineffective portion of fair value of cash flow hedges	(6)	2	(4)
	$ (247)	$ 81	$ (166)
Accumulated Other Comprehensive Income (Loss)			
Available-for-sale securities, unrealized gains (losses)	$ (589)	$ 193	$ (396)
Effective portion of fair value of cash flow hedges, unrealized gains (losses)	(1,632)	534	(1,098)
	$ (2,221)	$ 727	$ (1,494)

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the nine months ended	
	July 31 2007	April 30 2007	July 31 2006	**July 31 2007**	July 31 2006
Net earned premiums	$ **24,988**	$ 22,626	$ 22,086	$ **70,742**	$ 60,965
Commissions and processing fees	**733**	669	1,261	**2,008**	3,499
Net claims and adjustment expenses	**(16,097)**	(13,222)	(14,179)	**(47,495)**	(39,732)
Policy acquisition costs	**(5,531)**	(5,024)	(5,122)	**(14,911)**	(13,681)
Total, net	$ **4,093**	$ 5,049	$ 4,046	$ **10,344**	$ 11,051

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet, as required by the change in accounting policies described in Note 2, follow:

	As at July 31 2007	As at April 30 2007	Transition Adjustment at November 1 2006
Interest bearing deposits with regulated financial institutions	$ **(1,633)**	$ (632)	$ (293)
Securities			
Issued or guaranteed by Canada	**(1,055)**	(622)	(264)
Issued or guaranteed by a province or municipality	**(747)**	(234)	(145)
Other securities	**(9,873)**	(5,754)	113
Unrealized losses, net	$ **(13,308)**	$ (7,242)	$ (589)

5. Allowance for Credit Losses

	For the three months ended			For the nine months ended	
	July 31 2007	April 30 2007	July 31 2006	**July 31 2007**	July 31 2006
Balance at beginning of period	$ **58,313**	$ 56,034	$ 46,581	$ **53,521**	$ 42,520
Provision for credit losses	**2,550**	2,550	2,550	**7,650**	7,650
Write-offs	**(98)**	(298)	(102)	**(470)**	(1,199)
Recoveries	**14**	27	2,001	**78**	2,059
Balance at end of period	$ **60,779**	$ 58,313	$ 51,030	$ **60,779**	$ 51,030

	As at July 31 2007	As at April 30 2007	As at July 31 2006
Specific allowance	$ **5,697**	$ 4,878	$ 5,290
General allowance	**55,082**	53,435	45,740
Total allowance	$ **60,779**	$ 58,313	$ 51,030

6. Derivative Financial Instruments

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. Under the new accounting requirements for hedges (refer Note 2), the Bank's equity contracts no longer qualify for hedge accounting.

Certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. Embedded derivatives entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Hedge accounting is used for designated derivatives provided certain criteria are met. Derivatives that qualify for hedge accounting are accounted for at fair value with changes in fair value for the effective portion of the hedge reported in other comprehensive income. Changes in fair value for the ineffective portion of the hedges are reported in other income on the consolidated statement of income.

The change in fair value related to derivatives that are not designated as hedges is reported in other income on the consolidated statement of income.

For the quarter ended July 31, 2007, a net unrealized after tax loss of $48 (after tax gain of $433 for the nine months) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil ($nil for the nine months) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net loss of $557 before tax for the quarter ($1,848 before tax for the nine months) was reclassified to net income. A net loss of $799 before tax recorded in accumulated other comprehensive income (loss) as at July 31, 2007 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at July 31, 2007			As at April 30, 2007		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 663,000**	**$ 219**	**$ 1,302**	$ 427,500	$ 21	$ 943
Equity contracts[2]	**6,000**	**612**	**-**	6,000	239	36
Foreign exchange contracts[3]	**5,344**	**12**	**65**	30,296	71	-
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**742**	n/a	-	553
Other forecasted transactions	**-**	**n/a**	**n/a**	-	n/a	n/a
Derivative related amounts		**$ 843**	**$ 2,109**		$ 331	$ 1,532

[1] Interest rate swaps mature between August 2007 and March 2012.
[2] Equity contracts and equity-linked deposits mature between February 2008 and March 2011.
[3] Foreign exchange contracts mature between August 2007 and January 2008.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter.

7. Subordinated Debentures

On March 22, 2007, the Bank issued $200,000 of conventional subordinated debentures consisting of $125,000 of Series A Debentures and $75,000 of Series B Debentures. The Series A Debentures have a fixed interest rate of 5.070% until March 21, 2012. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points until maturity on March 21, 2017. Of the Series A Debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation. The Series B Debentures have a fixed interest rate of 5.571% until March 21, 2017. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers Acceptance rate plus 180 basis points until maturity on March 21, 2022. The Bank may redeem the Series A Debentures on or after March 22, 2012 and the Series B Debentures on or after March 22, 2017 with the approval of OSFI.

On June 30, 2007, a conventional subordinated debenture in the amount of $3,126 was redeemed by the Bank at face value.

8. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	July 31, 2007		July 31, 2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**62,295,058**	**$ 216,579**	61,527,996	$ 213,982
Issued on exercise or exchange of options	**253,862**	**721**	165,732	354
Transferred from contributed surplus on exercise or exchange of options	**-**	**289**	-	109
Outstanding at end of period	**62,548,920**	**$ 217,589**	61,693,728	$ 214,445

	For the nine months ended			
	July 31, 2007		July 31, 2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**61,936,260**	**$ 215,349**	61,227,268	$ 213,098
Issued on exercise or exchange of options	**612,660**	**1,525**	466,460	1,122
Transferred from contributed surplus on exercise or exchange of options	**-**	**715**	-	225
Outstanding at end of period	**62,548,920**	**$ 217,589**	61,693,728	$ 214,445

Employee Stock Options

	For the three months ended			
	July 31, 2007		July 31, 2006	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,277,000**	**$ 15.20**	4,447,140	$ 10.21
Granted	**365,400**	**26.38**	1,097,000	21.46
Exercised or exchanged	**(307,250)**	**7.15**	(196,000)	5.22
Forfeited	**(30,000)**	**20.45**	-	-
Balance at end of period	**5,305,150**	**$ 16.41**	5,348,140	$ 12.70

	For the nine months ended			
	July 31, 2007		July 31, 2006	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,030,040**	**$ 13.07**	4,780,024	$ 9.78
Granted	**1,108,500**	**25.46**	1,158,000	21.28
Exercised or exchanged	**(755,390)**	**7.09**	(564,384)	5.62
Forfeited	**(78,000)**	**20.25**	(25,800)	11.89
Balance at end of period	**5,305,150**	**$ 16.41**	5,348,140	$ 12.70
Exercisable at end of period	**1,133,550**	**$ 8.49**	692,340	$ 5.44

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 755,390 options (2006 - 564,384) exercised or exchanged in the nine months ended July 31, 2007, option holders exchanged the rights to 532,940 options (2006 - 380,984) and received 389,708 shares (2006 - 283,060) in return under the cashless settlement alternative.

In the nine months ended July 31, 2007, salary expense of $3,464 (2006 - $2,071) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.2% (2006 - 4.3%), (ii) expected option life of 4.0 years (2006 - 4.5 years), (iii) expected volatility of 19% (2006 - 19%), and (iv) expected dividends of 1.3% (2006 - 1.1%). The weighted average fair value of options granted was estimated at $4.94 (2006 - $4.34) per share.

9. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes the after tax change in unrealized gains and losses on available-for-sale securities and cash flow hedging activities.

		For the nine months ended July 31 2007
Available-for-sale securities		
Transition adjustment on adoption of new accounting standards, net	(Note 2)	$ (396)
Losses from change in fair value, net of income taxes of $4,313		(8,837)
Reclassification to earnings for gain on sale of securities, net of income taxes of $141		290
Balance at end of period		(8,943)
Derivatives designated as cash flow hedges		
Transition adjustment on adoption of new accounting standards, net	(Note 2)	(1,098)
Losses from change in fair value, net of income taxes of $395		(809)
Reclassification to net interest income, net of income taxes of $606		1,242
Balance at end of period		(665)
Total accumulated other comprehensive income (loss)		$ (9,608)

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 21 of the Bank's audited consolidated financial statements for the year ended October 31, 2006 (see pages 63 to 64 of the 2006 Annual Report) and include:

	As at July 31 2007	As at April 30 2007	As at July 31 2006
Guarantees and standby letters of credit			
Balance outstanding	$ 190,550	$ 158,317	$ 138,626
Business credit cards			
Total approved limit	8,709	8,310	7,433
Balance outstanding	1,995	1,878	1,504

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at July 31 2007	As at April 30 2007	As at July 31 2006
Trust assets under administration	$ 4,049,310	$ 3,874,228	$ 3,192,116

12. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 24 of the audited consolidated financial statements for the year ended October 31, 2006 (see page 65 of the 2006 Annual Report). The following table shows the gap position for selected time intervals.

($ millions)	Floating Rate or Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Sensitive	Total[1]
July 31, 2007								
Total assets	**$ 3,913**	**$ 694**	**$ 1,679**	**$ 6,286**	**$ 2,978**	**$ 185**	**$ 101**	**$ 9,550**
Total liabilities and equity	**3,956**	**652**	**1,545**	**6,153**	**2,449**	**193**	**755**	**9,550**
Interest rate sensitive gap	**$ (43)**	**$ 42**	**$ 134**	**$ 133**	**$ 529**	**$ (8)**	**$ (654)**	**$ -**
Cumulative gap	**$ (43)**	**(1)**	**$ 133**	**$ 133**	**$ 662**	**$ 654**	**$ -**	**$ -**
Cumulative gap as a percentage of total assets	**(0.0%)**	**(0.0%)**	**1.4%**	**1.4%**	**6.9%**	**6.8%**	**-%**	**-%**
April 30, 2007								
Cumulative gap	$ (56)	$ (119)	$ 130	$ 130	$ 597	$ 569	$ -	$ -
Cumulative gap as a percentage of total assets	(0.7%)	(1.4%)	1.5%	1.5%	7.1%	6.7%	-%	-%
July 31, 2006								
Cumulative gap	$ (220)	$ (341)	$ (216)	$ (216)	$ 359	$ 519	$ -	$ -
Cumulative gap as a percentage of total assets	(2.9%)	(4.5%)	(2.9%)	(2.9%)	4.8%	6.9%	-%	-%

(1) Totals include interest sensitive derivative financial instruments at the notional amount.

13. Segmented Information

The Bank operates principally in two industry segments - banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services primarily to personal clients and small to medium-sized commercial business clients in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2007	April 30 2007	July 31 2006	**July 31 2007**	April 30 2007	July 31 2006
Net interest income (teb)[1]	**$ 53,533**	$ 49,523	$ 42,071	**$ 1,355**	$ 1,044	$ 871
Less teb adjustment	**1,324**	1,231	969	**99**	96	70
Net interest income per financial statements	**52,209**	48,292	41,102	**1,256**	948	801
Other income[2]	**11,685**	11,175	9,889	**4,092**	5,062	4,053
Total revenues	**63,894**	59,467	50,991	**5,348**	6,010	4,854
Provision for credit losses	**2,550**	2,550	2,550	**-**	-	-
Non-interest expenses	**28,688**	28,020	23,746	**2,139**	2,132	2,192
Provision for income taxes	**10,840**	9,340	8,919	**992**	1,216	745
Net income	**$ 21,816**	$ 19,557	$ 15,776	**$ 2,217**	$ 2,662	$ 1,917
Total average assets ($ millions)[3]	**$ 8,227**	$ 7,654	$ 6,459	**$ 166**	$ 160	$ 149

	Total		
	Three months ended		
	July 31 2007	April 30 2007	July 31 2006
Net interest income (teb)[1]	**$ 54,888**	$ 50,567	$ 42,942
Less teb adjustment	**1,423**	1,327	1,039
Net interest income per financial statements	**53,465**	49,240	41,903
Other income	**15,777**	16,237	13,942
Total revenues	**69,242**	65,477	55,845
Provision for credit losses	**2,550**	2,550	2,550
Non-interest expenses	**30,827**	30,152	25,938
Provision for income taxes	**11,832**	10,556	9,664
Net income	**$ 24,033**	$ 22,219	$ 17,693
Total average assets ($ millions)[3]	**$ 8,393**	$ 7,814	$ 6,608

13. Segmented Information (continued)

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2007	July 31 2006	**July 31 2007**	July 31 2006	**July 31 2007**	July 31 2006
Net interest income (teb)[1]	**$ 151,204**	$ 120,278	**$ 3,460**	$ 2,436	**$ 154,664**	$ 122,714
Less teb adjustment	**3,640**	2,720	**274**	164	**3,914**	2,884
Net interest income per financial statements	**147,564**	117,558	**3,186**	2,272	**150,750**	119,830
Other income[2]	**34,054**	28,339	**10,403**	11,152	**44,457**	39,491
Total revenues	**181,618**	145,897	**13,589**	13,424	**195,207**	159,321
Provision for credit losses	**7,650**	7,650	**-**	-	**7,650**	7,650
Non-interest expenses	**82,995**	69,100	**6,177**	6,119	**89,172**	75,219
Provision for income taxes	**29,413**	23,316	**2,262**	2,338	**31,675**	25,654
Net income	**$ 61,560**	$ 45,831	**$ 5,150**	$ 4,967	**$ 66,710**	$ 50,798
Total average assets ($ millions)[3]	**$ 7,700**	$ 6,092	**$ 161**	$ 143	**$ 7,861**	$ 6,235

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

14. Subsequent Event

In August 2007, the Bank received affirmation from taxation authorities of certain prior period transactions that will result in the fourth quarter recognition of a $3,495 reduction to income tax expense and, net of an associated non-interest expense, a $2,945 increase in net income.

15. Comparative Figures

The October 31, 2006 balance sheet was adjusted in the first quarter of 2007 to correct the classification of certain amounts within deposit liabilities. As a result of this correction, deposits payable after notice increased $45,582 and deposits payable on demand decreased $45,582.

Certain other comparative figures have been reclassified to conform to the current period's presentation.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital Disclosures

The CICA issued a new accounting standard which requires the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents in the 2007 calendar year are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Senior Manager, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
Our quarterly conference call and live audio webcast will take place on Thursday, September 6, 2007 at 3:30 p.m. ET. The webcast will be archived on our website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until September 20, 2007 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21217980, followed by the pound sign.

END